Exhibit 99.1

News Release #29/2012
2012-06-14

Baja Mining Confirms Availability of Meeting Materials

Vancouver, June 14, 2012 – Baja Mining Corp. (“Baja”) (TSX:BAJ - OTCQX: BAJFF) notes that some shareholders have contacted Baja to say they have not received the meeting materials for Baja’s annual general and special meeting scheduled for June 21, 2012.

The meeting materials available on Baja’s web page at http://www.bajamining.com/investors/annual_reports_filings/2012

Any shareholder may obtain a copy of the materials on request to Baja. If a shareholder wishes to receive a copy of the meeting materials by courier please contact Baja via email at info@bajamining.com and specify the name and address to which the materials are to be sent.

Shareholders are encouraged to read the voting instructions commencing at page 8 Baja’s May 18, 2012 management information circular and to contact their brokers to obtain assistance in voting their shares.

For further information please contact Baja Mining at 604 685 2323 or via email at info@bajamining.com

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